New Giant Corporation
814 Livingston Court
Marietta, Georgia 30067
December 6, 2007
BY FAX AND EDGAR
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549-0404
Attn: Marc P. Shuman

RE:	New Giant Corporation
Registration Statement on Form S-4, Amendment No. 3
Filed on December 6, 2007
File No. 333-145849
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, New Giant Corporation (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, effective as of 10:00 a.m., Washington, D.C. time, on December 10, 2007 or as soon thereafter as practicable. The Company also requests the Commission to specifically confirm such effective date and time to the Company in writing.
     The Company acknowledges that: (i) should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Deborah R. Frank Deborah R. Frank Vice President and Controller

cc: David L. Orlic